UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 14, 2005

Behringer Harvard REIT I, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001
(Address of principal executive offices)
(Zip Code)

(866) 655-1605
(Registrant's telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03 Material Modification to Rights of Security Holders.

On December 14, 2005 the Registrant's board of directors approved the Second Amended and Restated Distribution Reinvestment Plan, effective as of January 15, 2006 (the "Amended Plan"), attached hereto as Exhibit 10.1. The Amended Plan supersedes the Amended and Restated Distribution Reinvestment Plan, effective as of February 11, 2005 (the "Prior Plan").

Under the Amended Plan, as of January 15, 2006, the plan administrator will invest distributions in shares of common stock of the Registrant at a price of $9.50 per share. Under the Prior Plan, participants that made original investments at less than $9.50 per share or unit could reinvest their distributions at that lower price.

Participants in either the Prior Plan or the Amended Plan may terminate or modify their participation at any time by written notice. In the event any participants wish to terminate or modify their participation in the Prior Plan prior to the effectiveness of the Amended Plan and the Registrant's January 16 distribution payment date, the Registrant will accept these notices until January 10, 2006.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year.

(a)   On December 14, 2005, the Registrant filed a Certificate of Correction, attached hereto as Exhibit 3.1, to its Sixth Articles of Amendment and Restatement to correct an error in the stated aggregate par value of all authorized shares of stock.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits.

3.1   Certificate of Correction, dated December 14, 2005

10.1   Second Amended and Restated Distribution Reinvestment Plan, effective as of January 15, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: December 15, 2005   By: /s/ Gerald J. Reihsen, III

Gerald J. Reihsen, III
Executive Vice President – Corporate
Development & Legal and Secretary

3

Exhibit List

3.1   Certificate of Correction, dated December 14, 2005

10.1   Second Amended and Restated Distribution Reinvestment Plan, effective as of January 15, 2006